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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

RENEGY HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
75845J109
(CUSIP Number)
Robert M. Worsley
3418 N. Val Vista Drive
Mesa, Arizona 85213
(480) 218-8880
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 12, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	755747102

1	NAMES OF REPORTING PERSONS (1) Robert M. Worsley Christi M. Worsley Robert M. Worsley and Christi M. Worsley Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona

	7	SOLE VOTING POWER

NUMBER OF		60,115 (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,026,180 (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		60,115 (2)

WITH	10	SHARED DISPOSITIVE POWER

6,026,180 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,086,295 (2)(3)(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.6% of Common Stock (5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
(1) This is a joint filing by Robert M. Worsley, Christi M. Worsley and the Robert M. Worsley and Christie M. Worsley Revocable Trust (the “Trust”). Robert M. Worsley and Christi M. Worsley established the Trust and are the sole trustees of the Trust.
(2) Robert M. Worsley individually owns options to acquire 60,115 shares of Common Stock of the Issuer.
(3) The Robert M. Worsley and Christi M. Worsley Revocable Trust owns 3,553,157 shares of Common Stock of the Issuer and warrants to purchase 2,473,023 shares of Common Stock of the Issuer. Robert M. Worsley and Christi M. Worsley are the sole trustees of the Trust with voting and dispositive power of the Common Stock held by the Trust.
(4) The Trust disclaims beneficial ownership of the 60,115 shares of Common Stock owned individually by Robert Worsley.
(5) Based on 6,207,812 shares of Common Stock of the Issuer outstanding as of March 24, 2008 as reported by the Issuer to the Reporting Persons after giving effect to the reduction of 220,891 shares of outstanding Common Stock as described in Item 3 of this Schedule 13D. The 3,553,157 shares of Common Stock held by the Robert M. Worsley and Christi M. Worsley Revocable Trust represents approximately 57.2% of such 6,207,812 shares of Common Stock. The 3,553,157 shares of Common Stock plus the 2,533,138 shares of Common Stock issuable pursuant to the warrants held by the Robert M. Worsley and Christi M. Worsley Revocable Trust and the options held by R. Worsley represent (assuming the issuance of the shares of Common Stock pursuant to the warrants and options) approximately 69.6% of the Common Stock of the Issuer outstanding as of as of March 24, 2008 (as adjusted in the manner described in the first sentence of this footnote).

SCHEDULE 13D
Item 1. SECURITY AND ISSUER
This Amendment No. 1 amends the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission on October 2, 2007 (as amended, this “Schedule 13D”) and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Renegy Holdings, Inc. (the “Issuer”), having its principal executive offices at 301 West Warner Road, Suite 132, Tempe, Arizona 85284.
Item 2. IDENTITY AND BACKGROUND
This Schedule 13D is filed by Robert M. Worsley (“R. Worsley”), Christi M. Worsley (“C. Worsley”) and the Robert M. Worsley and Christi M. Worsley Revocable Trust, a trust organized under the laws of the State of Arizona (the “Trust” and, together with R. Worsley and C. Worsley, the “Reporting Persons”). The Trust is a revocable trust established by R. Worsley and C. Worsley, and R. Worsley and C. Worsley are the trustees of such Trust.
During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding and none were a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
On October 1, 2007, the Trust received 3,774,048 shares of Common Stock (the “Contribution Shares”) from the Issuer in exchange for the Trust’s contribution of all of the membership interests of Renegy, LLC (“Renegy”), Renegy Trucking, LLC (“Renegy Trucking”) and Snowflake White Mountain Power, LLC (“SWMP”), each an Arizona limited liability company. The Trust contributed such membership interests to the Issuer in connection with a contribution and merger transaction effected on October 1, 2007 among Catalytica Energy Systems, Inc., a Delaware corporation (“Catalytica”), the Issuer, Snowflake Acquisition Corporation, a Delaware corporation, Renegy, Renegy Trucking, SWMP, and the Reporting Persons (the “Transaction”). In connection with the Transaction, the Trust also received a warrant on the same date to purchase 2,473,023 shares of Common Stock at an exercise price of $16.38 (the “Warrant”), the terms of which are described in Item 6 of this Schedule 13D. In accordance with the terms of the Contribution and Merger Agreement (as defined in Item 6 of this Schedule 13D), the number of Contribution Shares issued in the Transaction were subsequently reduced by 220,891 shares as a result of the sale of certain wholly owned subsidiaries of the Issuer on November 7, 2007 for a sale price exceeding an amount specified in the Contribution and Merger Agreement.
In connection with the Transaction, on October 1, 2007 R. Worsley also received options to purchase 715 shares of Common Stock at an exercise price of $9.45 per share in exchange for options held by R. Worsley to purchase shares of common stock of Catalytica, which options were issued to R. Worsley by Catalytica on November 6, 2006 for certain consulting services.
On January 22, 2008, R. Worsley received options to purchase 59,400 shares of Common Stock in accordance with the terms of R. Worsley’s employment agreement with the Issuer.
Item 4. PURPOSE OF TRANSACTION
The Reporting Persons entered into the Transaction to combine the businesses of Renegy, Renegy Trucking and SWMP, which were wholly owned by the Reporting Persons, with the business of Catalytica. Renegy, Renegy Trucking and SWMP engage in the businesses of creating and operating renewable energy power projects and harvesting biomass fuel. At the time of the Transaction, Catalytica provided innovative products and services to meet the demand for clean energy production, with a focus on cost-effective emissions control solutions for the coal-fired power generation industry. On November 7, 2007, the Issuer sold Catalytica’s operating subsidiaries as described in more detail under Item 6 hereof.

Item 5. INTERESTS IN SECURITIES OF THE ISSUER
As of the date of this Schedule 13D, the Reporting Persons beneficially own 6,086,295 shares of Common Stock, which includes (i) 3,553,157 shares of Common Stock issued to the Trust in connection with the Transaction, (ii) 2,473,023 shares of Common Stock issuable to the Trust pursuant to the Warrant, and (iii) 60,115 shares of Common Stock issuable pursuant to options held by R. Worsley individually. The 6,086,295 shares represent approximately 69.6% of the shares of Common Stock outstanding, assuming the issuance of the 2,553,138 shares of Common Stock upon exercise of the Warrant and options held by R. Worsley and based on 6,207,812 shares of Common Stock reported by the Issuer to the Reporting Persons to be outstanding as of March 24, 2008, after giving effect to the reduction of Contribution Shares pursuant to the Share Ownership Reconciliation Agreement (as defined in Item 6 of this Schedule 13D).
R. Worsley and C. Worsley share sole voting and investment power over 3,553,157 shares of Common Stock held by the Trust and, upon exercise of the Warrant, will share sole voting and investment power over an additional 2,473,023 shares of Common Stock issuable to the Trust. R. Worsley has sole voting and investment power over 60,115 shares of Common Stock held by him individually. The Trust disclaims beneficial ownership of the 60,115 shares of Common Stock owned individually by R. Worsley.
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
R. Worsley and his spouse, C. Worsley, established the Trust and are the sole trustees of the Trust.
Contribution and Merger Agreement
The Reporting Persons are parties to a Contribution and Merger Agreement with Catalytica, the Issuer, Snowflake Acquisition Corporation, a Delaware corporation, Renegy, Renegy Trucking and SWMP, dated May 8, 2007, as amended (the “Contribution and Merger Agreement”), pursuant to which the Issuer agreed to grant 3,774,048 shares of Common Stock (prior to adjustment pursuant to the Share Ownership Reconciliation Agreement as described below) and a Warrant to purchase 2,473,023 shares Common Stock to the Trust in exchange for all of the membership interests of Renegy, Renegy Trucking and SWMP. In addition to the rights of the parties set forth in the Registration Rights Agreement and Warrant described below, the parties are subject to certain restrictions and obligations with respect to the transfer and voting of shares of Common Stock, as more fully described in the Contribution and Merger Agreement, including the amendments thereto, copies of which are attached hereto as Exhibits 1, 2 and 3 and which are incorporated herein by reference.
SCR-Tech Sale and Share Ownership Reconciliation Agreement
As described elsewhere in this Schedule 13D, the Contribution and Merger Agreement provided that the number of Contribution Shares issued to the Trust in connection with the Transaction were to be reduced in the event of the subsequent sale of certain wholly owned subsidiaries of the Issuer, including SCR-Tech, LLC, CESI-Tech Technologies, Inc. and CESI-SCR, Inc. (collectively, “SCR-Tech”), for a sale price exceeding an amount specified in the Contribution and Merger Agreement. On November 7, 2007, SCR-Tech was sold for a sale price in excess of such specified amount. On February 12, 2008, the Issuer and the Trust entered into a SCR-Tech Sale and Share Ownership Reconciliation Agreement (the “Share Ownership Reconciliation Agreement”) pursuant to which the parties agreed that the number of Contribution Shares was to be reduced by 220,891 shares from 3,774,048 shares to 3,553,157 shares as a result of the sale of SCR-Tech in accordance with the terms of the Contribution and Merger Agreement.

A copy of the Share Ownership Reconciliation Agreement is filed as Exhibit 6 hereto and is incorporated herein by reference.
Registration Rights Agreement
The Trust is party to a Registration Rights Agreement, dated October 1, 2007 (the “Registration Rights Agreement”), with the Issuer pursuant to which the Issuer has agreed to prepare and file a registration statement pursuant to Rule 415 under the Securities Act of 1933 covering the resale from time to time of all of the shares of Common Stock issued to the Trust in connection with the Transaction, as well as all shares of Common Stock issuable upon exercise of the Warrant issued to the Trust in connection with the Transaction, as described below. The Issuer must prepare and file such registration statement upon the request of the Trust (or the then holder of a majority of the registrable securities subject to the Registration Rights Agreement), which request may be made any time from and after 270 days after the October 1, 2007 closing of the Transaction, provided that the Issuer may delay any requested registration for up to 60 consecutive days in any calendar year (or 120 days in the aggregate in any calendar year) if and for so long as certain conditions exist. Additionally, the Issuer will not be obligated to effectuate more than one registration in any twelve-month period, and there are certain proscriptions with respect to when a request for registration may be made. Upon the effectiveness of the resale registration statement, the registered shares of common stock will be freely tradable by the Trust. The Issuer will be responsible for all fees and expenses in connection with the preparation and filing of a registration statement under the Registration Rights Agreement.
A copy of the Registration Rights Agreement is filed as Exhibit 4 hereto and is incorporated herein by reference.
Warrant
Pursuant to the Contribution and Merger Agreement, the Issuer issued 2,473,023 Common Stock purchase warrants to the Trust. Each warrant entitles the Trust the right to purchase one share of Common Stock of the Issuer. The exercise price of the warrants is $16.38 per share, provided that the warrants’ exercise price may be adjusted pursuant to standard adjustment provisions for stock splits, distributions, reorganizations, mergers and consolidations and the like. The warrants are transferable by the Trust or any subsequent permitted transferee only to the warrant holder’s spouse, the ancestors or descendants of the warrant holder or his spouse, or any ancestor or descendant of any such ancestors or descendants, or any trust for the benefit of any of the foregoing persons. The warrants will vest, if at all, in three equal portions of 824,341 shares each, upon the completion of each of three operating milestones. The warrants will be exercisable beginning on the dates that the specified milestones are achieved and, with respect to each portion of the warrants that vest in accordance with a particular milestone, will expire upon the date that is the later of the four-year anniversary of the date of issuance of the warrants and the two-year anniversary of the date on which the particular milestone applicable to such portion of the warrants is achieved; provided, that in no event will the warrants expire later than the six-year anniversary of the date of issuance of the warrants.
The holder of a warrant may pay the exercise price in cash. In lieu of exercising the warrants for cash, if at any time more than 240 days from the date of issuance of the warrants the holder is not able to sell the shares underlying the warrants pursuant to an effective registration statement filed by the Issuer under the Registration Rights Agreement described above, such warrants may be exercised by net cashless exercise.
A copy of the Warrant issued to the Trust is filed as Exhibit 5 hereto and is incorporated herein by reference.

Letter Agreement
On February 12, 2008, the Reporting Persons and the Issuer entered into a letter agreement (the “Letter Agreement”) which sets forth the parties’ responsibilities to pay for project costs related to the construction and commissioning of the biomass power plant being developed by SWMP in Snowflake, Arizona (the “Plant”). Pursuant to the Contribution and Merger Agreement and related agreements between the parties, the Issuer previously agreed to pay up to $2.0 million of project costs that exceed the $67,310,572 project cost budget for the Plant, and the Reporting Persons agreed to pay all additional excess project costs. Pursuant to the Letter Agreement, the parties agreed that, notwithstanding the provisions of the Contribution and Merger Agreement and related agreements between the parties, the Issuer will be responsible for the payment of an additional $6.0 million of capital costs related to the Plant (in addition to the $2.0 million of project costs), and the Reporting Persons will be responsible for payment of all other project costs.
The Letter Agreement required the Reporting Persons to deposit a minimum of $5.0 million in cash in the Issuer’s general operating bank account by March 5, 2008, which deposit was timely made by the Reporting Persons, to be applied against the Reporting Persons’ obligations to pay for project costs as described above. Pursuant to the Letter Agreement, to provide additional liquidity for the Issuer for working capital and general corporate purposes, the Reporting Persons have also agreed to personally guarantee a line of credit for an amount up to $6.0 million to be established for the Issuer at a bank or other financial institution reasonably acceptable to the Issuer. The Reporting Persons also agreed to provide a $6.0 million line of credit to the Issuer on or before March 31, 2008, as described in more detail below under the caption “Revolving Credit Agreement”, until such time as the Issuer is able to establish a line of credit with a financial institution or arrange for alternative financing. On March 28, 2008, the Issuer obtained a $6.2 million credit facility from Comerica Bank. As a result, the Reporting Persons’ obligations under the Credit Agreement have been released.
A copy of the Letter Agreement is filed as Exhibit 7 hereto and is incorporated herein by reference.
Revolving Credit Agreement
On February 12, 2008, in accordance with the terms of the Letter Agreement, the Issuer entered into a Revolving Credit Agreement (the “Credit Agreement”) with the Reporting Persons pursuant to which the Reporting Persons agreed to lend the Issuer up to $6.0 million, which could be drawn on by the Issuer beginning March 31, 2008 for general working capital purposes. The Credit Agreement provided that, until March 31, 2009, interest would accrue at the Prime Rate (as reported by the Wall Street Journal) on the outstanding balance of the loan, but would not be payable until the termination of the loan. Commencing April 1, 2009, interest would accrue on the unpaid balance of the loan and would be payable monthly by the Issuer. The outstanding principal could be prepaid by the Issuer in whole or part at any time without penalty, and any repaid amounts could be reborrowed by the Issuer. Any unpaid balance under the Credit Agreement would be due on the date that is the earlier of March 31, 2010 or such date that the Issuer is able to obtain alternative debt or equity financing in the amount of at least $6.0 million, unless terminated earlier in accordance with the terms of the Credit Agreement.
The Credit Agreement provided that the loan facility would terminate at such time as the Issuer is able to establish a line of credit with a financial institution or arrange for alternative financing. On March 28, 2008, the Issuer obtained a $6.2 million credit facility from Comerica Bank. As a result, the Credit Agreement terminated as of such date and the Reporting Persons’ obligations thereunder were released.
A copy of the Credit Agreement is filed as Exhibit 8 hereto and is incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Contribution and Merger Agreement, dated as of May 8, 2007, incorporated by reference to Exhibit 2.1 to the Issuer’s registration statement on Form S-4, filed on August 31, 2007.

2	Amendment No. 1 to Contribution and Merger Agreement, dated as of August 9, 2007, incorporated by reference to Exhibit 2.2 to the Issuer’s registration statement on Form S-4, filed on August 31, 2007.

3	Amendment No. 2 to Contribution and Merger Agreement, dated as of September 20, 2007, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2007.

4	Registration Rights Agreement, dated as of October 1, 2007, incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2007.

5	Warrant, dated as of October 1, 2007, incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2007.

6	SCR-Tech Sale and Share Ownership Reconciliation Agreement, dated February 12, 2008, incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2008.

7	Letter Agreement, dated February 12, 2008, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2008.

8	Revolving Credit Agreement, dated February 12, 2008, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2008.

9	Joint Filing Agreement

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2008	ROBERT M. WORSLEY AND CHRISTI M. WORSLEY REVOCABLE TRUST

By: /s/ Robert M. Worsley
Name: Robert M. Worsley
Title: Trustee

By: /s/ Christi M. Worsley
Name: Christi M. Worsley
Title: Trustee

Dated: March 31, 2008	ROBERT M. WORSLEY
/s/ Robert M. Worsley

Dated: March 31, 2008	CHRISTI M. WORSLEY
/s/ Christi M. Worsley

EXHBIT INDEX

Exhibit	Description

1	Contribution and Merger Agreement, dated as of May 8, 2007, incorporated by reference to Exhibit 2.1 to the Issuer’s registration statement on Form S-4, filed on August 31, 2007.

2	Amendment No. 1 to Contribution and Merger Agreement, dated as of August 9, 2007, incorporated by reference to Exhibit 2.2 to the Issuer’s registration statement on Form S-4, filed on August 31, 2007.

3	Amendment No. 2 to Contribution and Merger Agreement, dated as of September 20, 2007, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 21, 2007.

4	Registration Rights Agreement, dated as of October 1, 2007, incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2007.

5	Warrant, dated as of October 1, 2007, incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2007.

6	SCR-Tech Sale and Share Ownership Reconciliation Agreement, dated February 12, 2008, incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2008.

7	Letter Agreement, dated February 12, 2008, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2008.

8	Revolving Credit Agreement, dated February 12, 2008, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2008.

9	Joint Filing Agreement